Exhibit 99.1

ECMOHO Limited Announces First Quarter 2021 Unaudited Financial Results

SHANGHAI, CHINA –June 4, 2021 – ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the health and wellness market in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Operational Highlights

•	The cumulative number of partnered healthcare experts and KOLs grew from more than 1,000 as of March 31, 2020 to more than 1,400 as of March 31, 2021.
•	The number of cumulative paying consumers[1] was 11.2 million as of March 31, 2021 as compared to 8.6 million as of March 31, 2020.
•	Repeat purchase rate[2] reached 39.9% in the first quarter ended March 31, 2021 as compared to 38.0% in the first quarter ended March 31, 2020.
•	We launched five cross-board brand stores and one healthcare flagship store to operate in Douyin platform in the first quarter ended March 31, 2021.
•	During the first quarter ended March 31, 2021, we hosted hundreds of live streaming events, and one of these events has generated GMV[3] of more than RMB 3 million.

1 “Cumulative paying consumers” refers to the customers who have placed one or more orders purchasing products through our self-operated flagship stores on third-party e-commerce platforms, and the Company's channels on Douyin.

2 “Repeat purchase rate” refers to the percentage of paying consumers in the period indicated who had made more than one purchase with us in such period or in prior periods.

3 “GMV ” refers to the gross merchandise volume that includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

First Quarter 2021 Financial Highlights

•

Total net revenues were US$27.1 million. Product sales revenue was US$26.4 million, as compared to US$60.7 million in the first quarter of 2020. Services revenue was US$679,648, as compared to US$440,147 in the first quarter ended March 31, 2020.

•

Total gross margin was 19%, as compared to 18% in the first quarter of 2020. Gross margin of product sales was 18%, as compared to 17% in the first quarter of 2020. Gross margin of services was 61%, as compared to 29% in the first quarter of 2020.

“Large traditional medical health enterprises are choosing ECMOHO to launch new products and grow their business, and for good reason.” said Ms. Zoe Wang, co-founder and Chief Executive Officer of ECMOHO Limited. “Our efforts to launch our cross-board brand and flagship stores on Douyin platform have enabled us to become Douyin’s first-tier retail partner in its cross-border healthcare e-commerce business, while creating new growing channels for our business enterprise to succeed. Moreover, it was also rewarding to see that our cumulative paying consumers continue to increase as we leverage our CRM system, which helps customers connect with advanced healthcare products to stay healthy.”

Mr. Xin Li, Chief Financial Officer, commented, “In the first quarter of 2021,we continued to focus on brands portfolio optimization to implement our growth strategy. As a result of our strategy to optimize brand selections and certain negative news coverage relating to one brand product, our financial performance was adversely affected in the first quarter of 2021. However, we believe that this is a short-term setback, and we are committed to optimizing and diversifying our brands portfolio in order to achieve our growth strategy. More importantly, the growth momentum of services continued into 2021. Our gross margin of product sales and services both improved compared to the same quarter last year, showcasing the consistent progress we are making towards healthy profitability. To meet our operational and liquidity needs, we made a consistent efforts to engage supply chain companies with favorable terms to further improve our working capital.”

First Quarter 2021 Financial Results

Total net revenues were US$27.1 million in the first quarter ended March 31, 2021, as compared to US$61.2 million in the same quarter of last year.

Product sales revenue was US$26.4 million in the first quarter ended March 31, 2021, as compared to US$60.7 million in the same quarter of last year.

Services revenue was US$679,648, representing an increase of 54.4% from US$ 440,147 in the same quarter of last year, primarily attributable to the acquisition of new brands for our service fee model.

Cost of revenues were US$22.0 million, representing a decrease of 56.4% from US$50.4 million in the same quarter of last year. The decrease was mainly attributed to the decline in product sales.

Operating expenses were US$11.0 million, representing a decrease of 32.6% from US$16.3 million in the same quarter of last year. The decrease was mainly attributable to the decrease of fulfillment expenses and sales and marketing expenses. Detailed factors of the changes are as follows:

•

Fulfillment expenses were US$2.3 million, representing a decrease of 39.7% from US$3.8 million in the same quarter of last year. The decrease was primarily due to decline in warehouse and logistics expenses as a result of lower product sales in the first quarter of 2021.

•

Sales and marketing expenses were US$6.2 million, representing a decrease of 31.9% from US$9.2 million in the same quarter of last year. The decrease was primarily due to reduced personnel cost resulting from headcount optimization, and decreased platform fees and promotional expenses resulting from less promotional activities in the first quarter of 2021.

•

General and administrative expenses were US$2.2 million, representing a decrease of 29.9% from US$3.1 million in the same quarter of last year. The decrease was primarily due to decreased personnel cost resulting from headcount optimization in the first quarter of 2021.

•

Research and development expenses were US$0.33 million, representing an increase of 6.6% from US$0.31 million in the same quarter of last year. The increase was primarily due to expenses related to the restricted shares granted to R&D management during the first quarter of 2021 for their outstanding performance, which were recognized as share-based compensation expenses under research and development expenses.

Operating loss was US$5.9 million, as compared to operating loss of US$5.6 million in the same quarter of last year.

Non-GAAP operating loss was US$5.1 million, as compared to Non-GAAP operating loss of US$5.3 million in the same quarter of last year, a narrowing of 3.2%.

Net loss was US$6.1 million, as compared to net loss of US$4.6 million in the same quarter of last year, as a result of the factors described above.

Non-GAAP net loss was US$5.3 million, as compared to Non-GAAP net loss of US$4.3 million in the same quarter of last year.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited is net income (loss) attributable to ordinary shareholders of ECMOHO Limited excluding the impact of share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by four.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations and non-GAAP net income (loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited, and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-

GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of ECMOHO Limited and net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.”

All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Recent Developments

On May 13, 2021, Mr. Xin Li was appointed as the Chief Financial Officer of the Company. Mr. Xin Li has extensive experience in senior management roles of companies and as an investment professional. Mr. Xin Li is well equipped to assume the role of Chief Financial Officer and possesses substantial experience in the financial arena. His impressive track record of success in corporate finance, M&A and driving growth for another Nasdaq-listed company is an excellent fit with our operating objectives and targets.

On May 17, 2021, ECMOHO announced the joint launch of a new product, Puxue Oral Liquid, which is a supplement intended for use by children, adults, pregnant women, and nursing mothers who suffer from iron and vitamin B12 deficiencies, with Harbin Pharmaceutical Group(“HPGC”). In collaboration with HPGC, the Company launched this high-quality and effective iron and vitamin B12 supplement product to address the significant needs of people who suffer from symptoms caused by iron deficiency, and to support their nutrition and health needs.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. The exchange rate used for translation at March 31, 2021, December 31, 2020 and March 31, 2020 were US$1.00 = RMB6.5713, US$1.00 = RMB6.5249 and US$1.00 = RMB7.0851, respectively, representing the index rates stipulated by the People’s Bank of China.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statements about its expectations for

Company performance in 2020, its strategy and industry outlook are forward-looking statements and are inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solutions provider in the health and wellness market in China. The company curates and sells the best global brands and quality products to Chinese health-conscious consumers. Our technology, network and expertise in marketing and distribution empower us to connect families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to our devoted consumers to sustain health.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Email: IR@ecmoho.com

Investor Relations Agency Contact:

Skyline Corporate Communications Group, LLC
Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835
Email: lisa@skylineccg.com

ECMOHO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of December 31, 2020	As of March 31, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	45,284	40,850
Accounts receivable, net	42,006	30,059
Inventories, net	33,263	31,180
Prepayments and other current assets	9,200	7,908
Loan receivable	646	—
Total current assets	130,399	109,997
Property and equipment, net	967	840
Intangible assets, net	565	601
Construction in progress	—	39
Operating lease right-of-use assets	2,434	3,223
Long-term investments	5,904	7,354
Deferred tax assets, net	829	824
Other non-current assets	1,530	1,061
Total assets	142,628	123,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	16,943	12,470
Accounts payable	24,191	16,681
Amounts due to related parties	9,401	9,544
Advances from customers	731	504
Operating lease liabilities, current	411	578
Salary and welfare payable	821	651
Tax payable	3,574	3,184
Accrued liabilities and other current liabilities	5,039	4,388
Total current liabilities	61,111	48,000
Deferred taxes liabilities	24	20
Operating lease liabilities, non-current	1,939	2,715
Total liabilities	63,074	50,735

Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value	1	1
Class B Ordinary Shares, US$ 0.00001 par value	1	1
Additional paid-in capital	108,370	109,160
Accumulated other comprehensive income	4,037	2,971
Accumulated deficit	(32,855)	(38,928)
Total ECMOHO Limited shareholders’ equity	79,554	73,205
Non-controlling interests	—	(1)
Total shareholders’ equity	79,554	73,204
Total liabilities and shareholders’ equity	142,628	123,939

ECMOHO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended
	March 31,	March 31,
	2020	2021
	US$	US$
Net revenues:
Products sales	60,722	26,406
Services	440	680
Total net revenues	61,162	27,086
Total cost of revenue	(50,422)	(21,979)
Gross profit	10,740	5,107
Operating expenses(1):
Fulfillment expenses	(3,774)	(2,275)
Sales and marketing expenses	(9,176)	(6,247)
General and administrative expenses	(3,088)	(2,164)
Research and development expenses	(310)	(331)
Other operating income	1	—
Total operating expenses	(16,347)	(11,017)
Operating loss	(5,607)	(5,910)
Finance expense, net	(547)	(382)
Foreign exchange gain, net	33	132
Other income, net	1,522	84
Income loss before income tax (expenses)benefits	(4,600)	(6,076)
Income taxes benefits	16	2
Net loss	(4,584)	(6,074)
Less: Net loss attributable to non-controlling interest shareholders and redeemable non-controlling interest shareholders	(179)	(1)
Net loss attributable to ECMOHO Limited	(4,405)	(6,073)

Net loss per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.03)	(0.04)
—diluted	(0.03)	(0.04)

Net loss per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.13)	(0.17)
—diluted	(0.13)	(0.17)

Weighted average number of Ordinary Shares
—basic	139,511,321	140,403,847
—diluted	139,511,321	140,403,847

(1)Share-based compensation expenses are allocated in operating expenses items as follows:

	For Three Months Ended
	March 31,	March 31,
	2020	2021
	US$	US$
Fulfillment expenses	3	28
Sales and marketing expenses	92	641
General and administrative expenses	221	84
Research and development expenses	5	37
Total Share-based compensation expenses	321	790